Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MINING FINANCE CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 639-8854
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 28, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced the successful completion of the previously announced acquisition by First Mining of the “Pitt Gold Property” from Brionor (the “Pitt Gold Acquisition”). The total consideration paid by First Mining for the Pitt Gold Acquisition was CDN$1,250,000, of which CDN$250,000 was paid in cash and CDN$1,000,000 was satisfied through the issuance of 2,535,293 First Mining common shares (based on the 20-day VWAP as at the date of execution of the purchase agreement). The First Mining common shares issued to Brionor are subject to a statutory four-month hold period expiring August 28, 2016.

Item 5.	Full Description of Material Change

5.1        Full Description of Material Change

See Schedule “A” attached hereto.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Patrick Donnelly, President
Telephone: (604) 639-8854 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 28, 2016

SCHEDULE “A”

FF: TSXV	BNR: TSXV
FFMGF: OTCQB

FIRST MINING FINANCE COMPLETES ACQUISITION OF THE PITT GOLD PROPERTY FROM BRIONOR RESOURCES INC.

April 28, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) and Brionor Resources Inc. (“Brionor”) are pleased to announce the successful completion of the previously announced acquisition by First Mining of the “Pitt Gold Property” from Brionor (the “Pitt Gold Acquisition”). The total consideration paid by First Mining for the Pitt Gold Acquisition was CDN$1,250,000, of which CDN$250,000 was paid in cash and CDN$1,000,000 was satisfied through the issuance of 2,535,293 First Mining common shares (based on the 20-day VWAP as at the date of execution of the purchase agreement). The First Mining common shares issued to Brionor are subject to a statutory four-month hold period expiring August 28, 2016.

The Pitt Gold Property is located in the Abitibi Region of Quebec and is adjacent to First Mining’s 100% owned Duquesne Gold Project and 10% owned Duparquet Project which were acquired on April 8, 2016 through First Mining’s acquisition of Clifton Star Resources Inc. On June 20, 2011 Brionor announced a National Instrument 43-101 compliant resource estimate for the Pitt Gold Property which, at a cut-off grade of 3.0 g/t gold, is estimated to have Indicated Resources of 600,000 tonnes grading 7.83 g/t gold (151,000 Au ounces) and Inferred Resources of 476,000 tonnes grading 6.91 g/t gold (106,000 Au ounces). For further information on this resource estimate refer to the technical report entitled “NI 43-101 Technical Report and Audit of the Preliminary Mineral Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada 32/D/6” dated June 10, 2011 and authored by William J. Lewis and Alan J. San Martin (independent Qualified Persons for the purposes of National Instrument 43-101).

Keith Neumeyer, Chairman of First Mining, stated: “Completion of the Pitt Gold Acquisition provides First Mining with an additional property in the Abitibi Region of Quebec which is one of the world’s most prolific gold producing regions. This acquisition is synergistic to our recently completed Clifton Star transaction and complements our plans for the Abitibi region.”

Dr. Christopher Osterman, P. Geo., Chief Executive Officer of First Mining, a Qualified Person for the purposes of National Instrument 43-101 has reviewed and approved the scientific and technical content of this news release.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 26 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824 or visit our website at www.firstminingfinance.com.

ABOUT BRIONOR RESOURCES INC.

Brionor is a junior mining exploration company with a portfolio of exploration projects in Québec.

For further information, please contact Lewis Lawrick, President and Chief Executive Officer at 647-478-5307 or Robert Ayotte, Executive Chairman at 450-441-9177.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.	BRIONOR RESOURCES INC.

“Keith Neumeyer”	“Lewis Lawrick”

Keith Neumeyer	Lewis Lawrick
Chairman	President & CEO

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: anticipated benefits of the Pitt Gold Acquisition to First Mining and any synergies created from such acquisition. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the synergies expected from the Pitt Gold Acquisition not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Mining’s shares; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; and title to properties. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, neither First Mining nor Brionor assumes any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.